Annual and Extraordinary General Shareholders Meeting of Foresight Autonomous Holdings Ltd.

Date: August 26, 2024

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

For Against Abstain

1. To reappoint Deloitte Israel as the Company's independent auditor for the year ending December 31, 2024, and until the next annual general meeting of the Company's shareholders, and to authorize the Company's Board of Directors to determine their remuneration. ☐ ☐ ☐
2. To adopt the following resolutions:
   - 2.1. To reappoint Mr. Haim Siboni as a member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders. ☐ ☐ ☐
   - 2.2. To reappoint Ms. Vered Raz-Avayo as a member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders. ☐ ☐ ☐
   - 2.3. To reappoint Mr. Ehud Aharoni as member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders. ☐ ☐ ☐
   - 2.4. To reappoint Mr. Moshe Scherf as member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders. ☐ ☐ ☐
3. To adopt the following resolutions:
   - 3.1. To reappoint Mr. Haim Siboni to the Combined Role of Chairman of the Board of Directors and Chief Executive Officer of the Company, for a period of three years commencing on the date of the Meeting. ☐ ☐ ☐
   - 3.1(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in appointment of Mr. Siboni for the Combined Role, as set forth in Proposal No. 3 of the Proxy Statement?*

     ☐ **YES**, I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 3.1. — **No** ☐

     * If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3.1.

   For Against Abstain

   - 3.2. To approve the Services Agreement between the Company and Mr. Haim Siboni, as set forth in Proposal No. 3 of the Proxy Statement. ☐ ☐ ☐
   - 3.2(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of the Services Agreement between the Company and Mr. Haim Siboni, as set forth in Proposal No. 3 of the Proxy Statement?*

     ☐ **YES**, I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 3.2. — **No** ☐

     * If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3.2.

   For Against Abstain

   - 3.3. To approve the Grant of RSUs to Mr. Haim Siboni and to bear the VAT expenses accrued in relation to such grant, as set forth in Proposal No. 3 of the Proxy Statement, subject to the approval of the Amended and Restated Compensation Policy (as set forth in Proposal No. 4 to the Proxy Statement). ☐ ☐ ☐
   - 3.3(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of the Grant of RSUs to Mr. Haim Siboni, as set forth in Proposal No. 3 of the Proxy Statement?*

     ☐ **YES**, I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 3.3. — **No** ☐

     * If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3.3.

For Against Abstain

4. To approve the Amended and Restated Compensation Policy for the Company's directors and officers, in the form attached as Exhibit A to the Proxy Statement, as of the date of this Meeting and for a three-year period as prescribed under applicable law, as set forth in Proposal No. 4 of the Proxy Statement. ☐ ☐ ☐
   - 4(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of the Amended and Restated Compensation Policy, as set forth in Proposal No. 4 of the Proxy Statement?*

     ☐ **YES**, I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 4. — **No** ☐

     * If you do not mark either Yes or No, your shares will not be voted for Proposal No. 4.

For Against Abstain

5. To grant to each of Mr. Ehud Aharoni, Mr. Moshe Scherf and Ms. Vered Raz-Avayo, RSUs, subject to their reappointment as members of the Company's Board of Directors, and subject to the approval of the Amended and Restated Compensation Policy, as set forth in Proposal No. 5 of the Proxy Statement. ☐ ☐ ☐
6. To approve a reverse share split of the Company's issued and outstanding ordinary shares by a ratio of up to 7:1 that would be effectuated on a date to be determined by the Board of Directors as set forth in Proposal No. 6 of the Proxy Statement. ☐ ☐ ☐
7. To present the Company's financial statements and annual report for the year ended December 31, 2023.

Authorized Signatures - This section must be completed for your instructions to be executed.

________________ Please Sign Here   ____________ Please Date Above

________________ Please Sign Here   ____________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual and Extraordinary General Shareholders Meeting of Foresight Autonomous Holdings Ltd. to be Held on August 26, 2024 for Holders as of July 22, 2024

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.T. on August 21, 2024

To view the proxy materials, please go to the following link:
https://ir.foresightauto.com/sec-filings/

PROXY TABULATOR FOR

FORESIGHT AUTONOMOUS
HOLDINGS LTD
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Foresight Autonomous Holdings Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.T. on August 21, 2024)

The undersigned hereby constitutes and appoints Mr. Haim Siboni, the Company's Chief Executive Officer, and Mr. Eli Yoresh, the Company's Chief Financial Officer and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of **Foresight Autonomous Holdings Ltd.** (the **"Company"**), held of record in the name of the undersigned at the close of business on **July 22, 2024** at the **Annual and Extraordinary General Shareholders Meeting** of the Company (the **"Meeting"**), to be held on **August 26, 2024** at **3:00 p.m. (Israel time)**, at our offices at 7 Golda Meir St., Ness Ziona, Israel, and at any and all adjournments or postponements thereof, on the matters listed on the reverse side, which are more fully described in the Notice of Annual and Extraordinary General Shareholders Meeting (the **"Notice"**) and Proxy Statement (the **"Proxy Statement"**) relating to the Meeting.

The undersigned acknowledges the availability to him, her or it of the Notice and Proxy Statement relating to the Meeting.

NOTES:

1. **Please direct the Depositary how to vote by placing an "X" in the appropriate box opposite each agenda item on the reverse side.**
2. **Any and all proxies heretofore given by the undersigned are hereby revoked.**

(Continued and to be marked, dated and signed, on the reverse side)

PROXY TABULATOR FOR
FORESIGHT AUTONOMOUS HOLDINGS LTD.
P.O. BOX 8016
CARY, NC 27512-9903